UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                    XA, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   983674102
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                                 (CUSIP Number)

                                August 23, 2006
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             (Date of Event which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this schedule is filed:

-    Rule 13d-1(b)

X    Rule 13d-1(c)

-    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      CUSIP No.:  983674102


        1. NAME OF REPORTING PERSON

      Loev Family Partnership, Ltd.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         20-2791079

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        2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a)
      (b)

        3. SEC USE ONLY


        4. CITIZENSHIP OR PLACE OF ORGANIZATION

      a Texas Limited Partnership


   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        5    SOLE VOTING POWER

              270,000

        6    SHARED VOTING POWER

              -0-

        7    SOLE DISPOSITIVE POWER

             270,000

        8    SHARED DISPOSITIVE POWER

              -0-

        9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       424,933 - Which amount includes 154,933 Warrants to purchase shares of XA, Inc.'s common stock at $0.30 per share.

        10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



        11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        10.35%

        Loev Family Partnership, Ltd., has agreed to not own more than 9.99% of XA, Inc.'s common stock at any one time, without sixty-one (61) days prior written notice to XA, Inc.

        12 TYPE OF REPORTING PERSON

        OO

        Item 1. (a)  Name of Issuer:

        XA, Inc. (the "Issuer")

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        (b)  Address of Principal Executive Offices of the Issuer:

       875 NORTH MICHIGAN AVENUE, SUITE 2626, CHICAGO, ILLINOIS 60611


        Item 2. (a)  Name of Person Filing:

        Loev Family Partnership, Ltd.

           (b)  Address of Principal Business Office:

        4712 Bellview St.
        Bellaire, TX 77401

          (c)  Citizenship:

        United States

          (d)  Title of Class of Securities:

        Common Stock, par value $.001 per share ("Common Stock")

          (e)  CUSIP Number:

        983674102

        Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

        Not Applicable

        Item 4. Ownership.

        (a)
        Amount beneficially owned:    424,933

        (b)
      Percent of class:    10.35% -      Based   on   4,107,183   shares
                                        outstanding   of    the  Issuer,   which
                                        includes 3,952,250 shares outstanding as of the filing of this report, including 75,000 shares which have not been issued as of the date of this report, and the exercise of 154,933 warrants held by Loev Family Partnership, Ltd.

Loev Family Partnership, Ltd., has agreed to not own more than 9.99% of XA, Inc.'s common stock at any one time, without sixty-one (61) days prior written notice to XA, Inc.

        (c)
        Number of shares as to which the person has:

           (i)  Sole power to vote or to direct the vote

            270,000

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           (ii)  Shared power to vote or to direct the vote

           -0-

           (iii)  Sole power to dispose or to direct the disposition of

           270,000

           (iv)  Shared power to dispose or to direct the disposition of

            -0-

        Item 5. Ownership of Five Percent or Less of a Class:

        Not Applicable

        Item 6. Ownership of More than Five Percent on Behalf of Another Person:

        Not Applicable

        Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

        Not Applicable

        Item 8. Identification and Classification of Members of the Group:

        Not Applicable

        Item 9. Notice of Dissolution of a Group:

        Not Applicable

        Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2006


        Loev Family Partnership, Ltd.

By: /S/ David Michael Loev
        ------------------
Its:  Limited Partner
      ---------------

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